Contact

www.linkedin.com/in/rravikumar (LinkedIn)

Top Skills

Strategic Planning

Leadership

Software Architectural Design

Languages

English (Native or Bilingual)

Tamil (Native or Bilingual)

Hindi (Limited Working)

Gujarati (Limited Working)

Publications

Application Factories: Pre-built Application Modules from CodeGear

CodeGear bets on Application Factories to transform JBuilder

Application Factories – An Application-Driven Development Methodology

JBuilder: Focusing on Code Reuse

JBuilder 2008: Bold vision, rough edges

Patents

Development System with Improved Methodology for Creation and Reuse of Software Assets

Ravikumar Ramanathan

CTO @ Farm Generations

San Francisco Bay Area

Summary

Leading technology at Farm Generations! Farm Generations Cooperative is a new, national agricultural cooperative that brings farmer-owners together to creatively solve business challenges. The co-op's first project, GrownBy, is a sales platform for direct market farmers.

Experience

Farm Generations

Chief Technology Officer

May 2020 - Present (4 years 11 months)

San Francisco Bay Area

Farm Generations Cooperative is a new, national agricultural cooperative that brings farmer-owners together to creatively solve business challenges. The co-op's first project, GrownBy, is a sales platform for direct market farmers.

Platos

Technical & Strategic Advisor

September 2019 - Present (5 years 7 months)

Chennai, Tamil Nadu, India

Building an enterprise scale corporate/institutional cafeterias Software as a Service. Platos aims to become an international leader in the corporate cafeteria digitization space using cutting-edge tech and expertise to transform the industry.

Arraiy (Acquired by Matterport)

2 years 1 month

VP of Engineering

November 2018 - July 2019 (9 months)

San Francisco Bay Area

Ravi leads a world class AI and computer vision team dedicated to building a breakthrough platform for creators in AR/MR virtual production

Head Of Engineering

July 2018 - October 2018 (4 months)
San Francisco Bay Area

Lead the engineering team at Arraiy

Software Engineer
July 2017 - June 2018 (1 year)
San Francisco Bay Area

Developing Compute and data architecture, Infra as a Service, Computer Vision, Deep Learning for creators.

Priarc
1 year 11 months

Chief Technology Officer
September 2016 - May 2017 (9 months)
San Francisco Bay Area

At Priarc, an early stage startup, we are working on a stealth mode initiative in eCommerce towards a paradigm shift in the way the world buys, sells and collaborates on products in a networked economy. I lead the project from conception to architecture to implementation. The Priarc platform is a synergy of eCommerce, developer tools and machine learning. The core platform is under development and it extends Zenti for it's machine learning features.

Priarc next generation eCommerce platform

- I lead the project from conception, architecture to implementation currently underway
- Node and Angular based eCommerce platform
- A developer tools ecosystem for Priarc
- Machine learning components for Priarc
- Primary technologies: Angular, Node, REST/GraphQL, Ionic, Android
- Also: Spark, Kafka, Hadoop, TypeScript, AWS, Mongo

Principal Architect
July 2015 - September 2016 (1 year 3 months)
Palo Alto, CA

Worked on the Bayesian classifier engine based platform, specifically on the ingress from Twitter through a filter and scheduler. Also, implemented an alternative to Zenti using the Kafka/Spark platform focussed on AWS S3 archives of historical data to offload work from Zenti core

- Worked on the Zenti platform as well Apache Spark and Kafka

• Proprietary and Apache Spark and Kafka based machine learning core
• Machine learning algorithms proprietary and public domain: text processing, classification, Naive Bayes and Logistic Regression
• Primary technologies: Spark, Kafka, Hadoop, Twitter Firehose,
• Also: Scala, Java, R/RStudio, AWS, SBT/Maven, Redis, MySQL, Git, *nix

Embarcadero Technologies
Principal Architect
July 2008 - January 2013 (4 years 7 months)
Scotts Valley, CA

Architect for the AppWave, an enterprise application provisioning and virtualization platform. Architect for the metadata management and collaboration tool for the enterprise.

AppWave, self service public and private enterprise App Store:
• My role was to lead a globally distributed team, maintain product cohesion as the architect for this large and complex system
• Web and desktop client for self-service application provisioning using Delphi, AJAX, JQuery, Magento and Web Services
• Enterprise intranet AppStore built on a Tomcat/Spring/Hibernate platform, and the public AppStore built on Magento
• Had an active role in cloud deployment, load balancing, monitoring and CDN

CONNECT, a metadata management and collaboration tool:
• A metadata portal integrating with in house data model repository and tools
• The portal is implemented on Tomcat/Spring/Hibernate and the web client uses JavaScript / JQuery
• The collaboration features are a social networking platform with classic features such as users, pages, following, followed, activities and streams

CodeGear (Acquired by Embarcadero Technologies)
Principal Engineer
January 2006 - July 2008 (2 years 7 months)
Scotts Valley, CA

Conceived, designed and architected the Application Factory platform. Similarly, conceived, designed and architected ProjectAssist and TeamInsight, an integrated full stack team development solution. These innovations were critical to CodeGear as they sought out investors in the company.

Application Factories - Assisted Learning through capture, author, reuse

• Development system with assisted learning through capture

• Creation and reuse of Application Factory modules with learned sotware assets

ProjectAssist and TeamInsight, an integrated full stack team development solution

• Instant development environment integration with IDE

• A full stack development environment, design and deploy in minutes

Borland Software

9 years 11 months

Principal Engineer

April 2000 - December 2005 (5 years 9 months)

Scotts Valley, CA

Technical leadership for the core software development lifecyle implementation. Lead a team in reimplementing and migrating JBuilder to the Eclipse platform.

JBuilder on the Eclipse platform

• Lead team in migrating the enterprise modeling and profiling features to the Eclipse platform

• Complete migration of JBuilder's core features over to Eclipse

Senior Software Engineer

February 1996 - March 2000 (4 years 2 months)

Scotts Valley, CA

Large contributions to the JBuilder IDE, design and implementation of InterBase JDBC driver, design and implementation of Delphi InterBase components

WebServices and XML feature in the Java Enterprise IDE

• WebServices code generators and visual designers for Java WS API, Apache Axis and WebLogic

• XML, XSL and Apache Cocoon publishing

InterBase JDBC implementation

• Designed and implemented JDBC driver

• Participated in JDBC API design from early draft with JavaSoft

InterBase Express Delphi components

- Delphi / C++Builder visual design components
- Delphi / C++Builder database driver

InterBase database shadowing

- Worked on InterBase shadowing (write ahead log) related issues

Infogain
Team Lead
July 1994 - February 1996 (1 year 8 months)

Los Gatos, CA

Responsible for leading consulting team in development, porting and maintenance of RDBMS system

- Netware OS port of InterBase
- Language bindings for custom RDBMS pre-processor

ProcSys-Processor Systems
Senior Engineer
July 1991 - July 1994 (3 years 1 month)

Part of team responsible for design and development of SNMP Ethernet and Token Ring clustered network hubs and management console modules

SNMP Management Console and MIB agent Amp Incorporated, now Tyco

- SNMP Management console on NetApp
- MIB data collection agent

Ethernet Network Managed Hub Amp Incorporated, now Tyco

- BSD unix-based firmware for managed hub
- Hardware interface and device drivers for management and statistics

Education

Annamalai University
Bachelor of Engineering (B.E.), A 5-year program